February  26, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Helios High Yield Fund (formerly the 40l86 Strategic Income Fund) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR dated February 26, 2010.  We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

SUB-ITEM 77K: Changes in registrant's certifying accountant

On August 28, 2009, PricewaterhouseCoopers LLP  was replaced as the independent registered public accounting firm for the Helios High Yield Fund (formerly the 40/86 Strategic Income Fund) ("the Fund"). The Fund's Audit Committee participated in and approved the decision to change its independent registered public accounting firm.  PricewaterhouseCoopers LLP had served as the Fund's independent registered public accounting firm for each of the two years in the period ended June 30, 2009. PricewaterhouseCoopers LLP had issued a report on the financial statements of the Fund for each of those years. Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through August 28, 2009, there were no disagreements between management of the Fund and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Fund's financial statements for such years. During the two most recent fiscal years and through August 28, 2009 none of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occurred.

On August 28, 2009, the Fund's Board of Trustees engaged the firm of Briggs, Bunting & Dougherty, LLP to serve as the new independent registered public accounting firm to the Fund. During the two most recent fiscal years and through August 28, 2009  the Fund's management did not consult Briggs Bunting & Dougherty, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Fund has provided PricewaterhouseCoopers LLP with a copy of these disclosures and has requested that PricewaterhouseCoopers LLP furnish the Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund herein and, if not, detailing the particular statements with which it does not agree.  A copy of such letter, dated February 26, 2010, is filed as an exhibit to this Form N-SAR.